UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

CODA OCTOPUS GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

19188U107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19188U107

1.			NAMES OF REPORTING PERSONS. Bryan Ezralow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	849,247
	6.	SHARED VOTING POWER	177,041
	7.	SOLE DISPOSITIVE POWER	849,247
	8.	SHARED DISPOSITIVE POWER	177,041

9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,026,288(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.45%(2)
12.			TYPE OF REPORTING PERSON IN

(1)    Bryan Ezralow beneficially owns 1,026,288 shares of Common Stock, of which 849,247 shares are held by the Bryan Ezralow 1994 Trust u/t/d/ December 22, 1994 (the “1994 Trust”), of which Mr. Ezralow is the sole trustee; and 177,041 shares are held by EZ MM&B Holdings, LLC (“EZ MM&B”), where Mr. Ezralow as the sole trustee of one of the trusts that is a manager of EZ MM&B, and as a co-trustee and manager, respectively, of the two trusts and limited liability company that comprise the managing members of one of the other managers of EZ MM&B, shares voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares.

(2)    Calculated based upon a total of 10,857,195 shares of Common Stock issued and outstanding as of September 14, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2021, filed with the Securities and Exchange Commission on September 14, 2021.

CUSIP NO. 19188U107	Page 3 of 9 Pages

1.			NAMES OF REPORTING PERSONS. Bryan Ezralow 1994 Trust u/t/d December 22, 1994
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	849,247
	6.	SHARED VOTING POWER	177,041
	7.	SOLE DISPOSITIVE POWER	849,247
	8.	SHARED DISPOSITIVE POWER	177,041

9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,026,288 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.45%(2)
12.			TYPE OF REPORTING PERSON OO

(1)    The 1994 Trust beneficially 1,026,288 shares of Common Stock, of which 849,247 shares are held directly by the 1994 Trust; and 177,041 shares are held by EZ MM&B, where the 1994 Trust is one of the trusts that is a manager of EZ MM&B, and as one of the two trusts and limited liability company that comprise the managing members of one of the other managers of EZ MM&B, shares voting and dispositive power over such shares, and thus, may be deemed to beneficially own such shares.

(3)    Calculated based upon a total of 10,857,195 shares of Common Stock issued and outstanding as of September 14, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2021, filed with the Securities and Exchange Commission on September 14, 2021.

Item 1(a). Name of Issuer.

Coda Octopus Group, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

3300 S. Hiawassee Rd., Suite 104-105

Orlando, Florida 32835

Item 2(a). Name of Person Filing.

The names of the persons filing are:

(i) Bryan Ezralow; and

(ii) Bryan Ezralow 1994 Trust u/t/d December 22, 1994 (“1994 Trust”)

Item 2(b). Address of Principal Business Office, or, if None, Residence.

23622 Calabasas Road, Suite 200

Calabasas, CA 91302

Item 2(c). Citizenship.

United States.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.

19188U107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Joint Filing Agreement attached as Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

/s/ Bryan Ezralow
Bryan Ezralow

Dated: February 9, 2022

Bryan Ezralow 1994 Trust u/t/d December 22, 1994

By:	/s/ Bryan Ezralow
Bryan Ezralow, Trustee

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the other, except to the extent that the undersigned knows or has reason to believe that such information is inaccurate.

Dated: February 9, 2022

/s/ Bryan Ezralow
Bryan Ezralow

Bryan Ezralow 1994 Trust u/t/d December 22, 1994

By:	/s/ Bryan Ezralow
Bryan Ezralow, Trustee